Exhibit 99.1

QUEST RARE MINERALS LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

APRIL 23, 2013

TAKE NOTICE that an Annual Meeting of Shareholders (the “Meeting”) of QUEST RARE MINERALS LTD. (the “Corporation”) will be held at:

Place:	The Westin Harbour Castle Toronto Hotel
Regatta Room
1 Harbour Square
Toronto, Ontario

Date:	April 23, 2013

Time:	11 a.m.

The purposes of the Meeting are to:

1.	receive and consider the financial statements of the Corporation for the fiscal year ended October 31, 2012 and the auditors’ report thereon;

2.	elect directors;

3.	appoint auditors and authorize the directors to fix their remuneration; and

4.	transact such other business as may properly be brought before the Meeting.

The Corporation has fixed March 18, 2013 as the record date for the Meeting. If you are unable to attend the Meeting in person, please date, sign and return the enclosed form of proxy. Proxies to be used at the Meeting must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 prior to 5:00 p.m. on April 19, 2013 or with the Secretary of the Corporation before the commencement of the Meeting or at any adjournment thereof.

DATED at Montreal, Québec

March 21, 2013

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Peter J. Cashin
President and Chief Executive Officer